UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Triton Pacific Investment Corporation, Inc.

Address of Principal Business Office No. & Street, City, State, Zip Code):	10877 Wilshire Blvd. Los Angeles CA 90024

Telephone Number (including area code):	(310)943-4990

Name and address of agent for service of process:	Michael Carroll Los Angeles CA 90024 10877 Wilshire Blvd

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the state of California on the 6th day of June, 2011.

Triton Pacific Investment Corporation, Inc.

By: /s/ Craig Faggen

Name: Craig Faggen

Title: President and Chief Executive Officer

Attest: /s/ Michael Carroll

Name: Michael Carroll

Title: Chief Financial Officer